U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)


                                 GAMEZNFLIX, INC.
                                 (Name of Issuer)

                                   COMMON STOCK
                          (Title of Class of Securities)

                                    36466X-30-6
                                   (CUSIP Number)

                                John J. Fleming, CEO
                                  GameZnFlix, Inc.
                                 1535 Blackjack Road
                               Franklin, Kentucky 42134
      (Name, Address and Telephone Number of Person Authorized to Receive
                              Notices and Communications)

                                   April 22, 2009
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): John J. Fleming.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)__________________________________________________________________

(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 500,708

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  500,708

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 500,708

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 72.68% (as of April 22, 2009)

14.  Type of Reporting Person:  IN

ITEM 1.  SECURITY AND ISSUER.

GameZnFlix, Inc.
Common Stock, $0.001 par value
1535 Blackjack Road
Franklin, Kentucky 42134

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  John J. Fleming

(b)  1535 Blackjack Road, Franklin, Kentucky 42134

(c) Occupation: President of Issuer, which was primarily an online provider of DVD's and video games for sale and rent until it closed this line of business in November 2008.

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f)  Citizenship: United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 22, 2009, the Issuer issued restricted shares of common stock to Mr. Fleming in connection with the transaction described in
Item 6 below.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) 500,708 shares owned by Mr. Fleming (500,000 plus the previous 7,078,743, this amount being reduced by the 1 for 10,000 reverse split of the Issuer's common stock on April 9, 2009 to 708 shares) under the beneficial ownership rules of the Securities and Exchange Commission. This amount represents, as of April 22, 2009, 72.68% of the outstanding common stock of the Issuer.

     (b) Mr. Fleming has sole voting and dispositive power with respect to 500,708 shares reported.

     (c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

     500,000 restricted shares of common stock issued as payment for services rendered by Mr. Fleming to the Issuer as Chief Executive
Officer and a director, valued at $5,000 ($0.01 per share), as approved by the Issuer's board of directors.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                       John Fleming


Date: April 23, 2009                   /s/  John J. Fleming